UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ENERGROUP HOLDINGS CORPORATION

(NAME OF ISSUER)

Common Stock, par value $0.001 per share

(TITLE OF CLASS OF SECURITIES)

29268R20-5

(CUSIP NUMBER)

Shi Huashan
No. 9 Xinyi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 116039

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

December 31, 2007

 (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

PERSON 1

1	Name of Reporting Persons

SHINE GOLD HOLDINGS LIMITED

I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO
5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

BRITISH VIRGIN ISLANDS
	7	Sole Voting Power

		10,690,668
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		10,690,668
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,690,668
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	N/A	☐
13	Percent of Class Represented by Amount in Row (11)

50.6%
14	Type of Reporting Person

OO

PERSON 2

1	Name of Reporting Persons

CHONG SHUN

I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO
5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

HONG KONG
	7	Sole Voting Power

		10,690,668
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		10,690,668
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,690,668
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	N/A	☐
13	Percent of Class Represented by Amount in Row (11)

50.6%
14	Type of Reporting Person

IN

PERSON 3

1	Name of Reporting Persons

SMART BEAT LIMITED

I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO
5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

BRITISH VIRGIN ISLANDS
	7	Sole Voting Power

		2,049,390
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		2,049,390
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,049,390
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	N/A	☐
13	Percent of Class Represented by Amount in Row (11)

9.7%
14	Type of Reporting Person

OO

PERSON 4

1	Name of Reporting Persons

WEI MEIRONG

I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO
5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

HONG KONG
	7	Sole Voting Power

		2,049,390
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		2,049,390
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,049,390
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	N/A	☐
13	Percent of Class Represented by Amount in Row (11)

9.7%
14	Type of Reporting Person

IN

PERSON 5

1	Name of Reporting Persons

SHINY SNOW HOLDINGS LIMITED

I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO
5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

BRITISH VIRGIN ISLANDS
	7	Sole Voting Power

		1,948,890
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		1,948,890
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,948,890
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	N/A	☐
13	Percent of Class Represented by Amount in Row (11)

9.2%
14	Type of Reporting Person

OO

PERSON 6

1	Name of Reporting Persons

KUO CHING WAN AMY

I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO
5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

HONG KONG
	7	Sole Voting Power

		1,948,890
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		1,948,890
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,948,890
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	N/A	☐
13	Percent of Class Represented by Amount in Row (11)

9.2%
14	Type of Reporting Person

IN

PERSON 7

1	Name of Reporting Persons

SHI HUASHAN

I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

AF
5	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

PEOPLE’S REPUBLIC OF CHINA
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,688,948 (1)
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

	N/A	☐
13	Percent of Class Represented by Amount in Row (11)

69.5%
14	Type of Reporting Person

IN

(1)
Mr. Huashan is deemed to be a “beneficial owner” of the 14,688,948 shares (the “Shares”) held by Shine Gold Holdings Limited, Smart Beat Limited and Shiny Snow Holdings Limited (the “Shi Family Companies”), collectively, in accordance with Rule 13d-3(b) of the Securities Exchange Act of 1934. Mr. Huashan and certain of his relatives (the “Shi Family”) have entered into trust agreements with three non-PRC individuals, under which the non-PRC individuals shall hold the shares of the Shi Family Companies as trustees for the benefit of the Shi Family. The natural persons with voting power and investment power on behalf of the Shi Family Companies are (i) Chong Shun, (ii) Kuo Ching Wan Amy, and (iii) Wey Meirong, respectively (collectively, the “Trustees”). As beneficiaries of the trust arrangements, members of the Shi Family have only economic rights with respect to the shares held by the Shi Family Companies. Mr. Huashan and the Shi Family hereby disclaim beneficial ownership except to the extent of their pecuniary interest in the Company shares held by the Shi Family Companies.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements certain Items of Schedule 13D (the “Schedule 13D”) filed on January 11, 2008 by Shine Gold Holdings Limited, a company organized under the laws of the British Virgin Islands (“Shine Gold”), Chong Shun, the director of Shine Gold, Smart Beat Limited, a company organized under the laws of the British Virgin Islands (“Smart Beat”), Wei Meirong, the director of Smart Beat, Shiny Snow Holdings Limited, a company organized under the laws of the British Virgin Islands (“Shiny Snow,” and together with Shine Gold and Smart Beat, the “Shi Family Companies”), Kuo Ching Wan Amy, the director of Shiny Snow, and Shi Huashan (collectively, the “Reporting Persons”), relating to the common stock, par value $0.001 per share (the “Common Stock”) of Energroup Holdings Corporation, a Nevada corporation (the “Company”). Except as otherwise disclosed herein there has been no change in the information previously reported on Schedule 13D.

ITEM 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby restated in its entirety as follows:

On December 31, 2007, the Company entered into a share exchange agreement (the “Exchange Agreement”) with Precious Sheen Investments Limited, a company organized under the laws of the British Virgin Islands (“PSI”) and the stockholders of PSI. As stockholders of PSI, the Reporting Persons acquired shares of the Company in the share exchange transaction.

Pursuant to the Exchange Agreement, the Company exchanged an aggregate of 16,850,000 shares of its common stock for all of the outstanding common stock of PSI. Following the closing of the Exchange Agreement, (i) there were 21,136,391 shares of the Company’s common stock outstanding, (ii) PSI became a wholly-owned subsidiary of the Company, and (iii) the stockholders of PSI owned approximately 79.72% of the Company’s issued and outstanding shares.

Because the stockholders of PSI obtained control of the Company, the exchange of shares was accounted for as a reverse acquisition under the purchase method of accounting, with PSI being treated as the continuing entity. In the reverse acquisition, the Company issued 10,690,668 shares of the Company’s common stock to Shine Gold in exchange for 6,348 shares of PSI’s common stock, 2,049,390 shares of the Company’s common stock to Smart Beat in exchange for 1,216 shares of PSI’s common stock and 1,948,890 shares of the Company’s common stock to Shiny Snow in exchange for 1,157 shares of PSI’s common stock. In the aggregate, the Company issued 14,688,948 shares of the Company’s common stock to the Shi Family Companies for 8,721 shares of PSI’s common stock.

Mr. Huashan may be deemed to be a “beneficial owner” of the 14,688,948 shares (the “Shares”) held by the Shi Family Companies, collectively, in accordance with Rule 13d-3(b) of the Securities Exchange Act of 1934. Mr. Huashan, his daughter, Shi Jing, and his wife, Ma Fengqin, are the shareholders of Shine Gold. Mr. Huashan’s sister, Shi Yu Gui, is the sole shareholder of Smart Beat and Mr. Huashan’s sister, Shi Chun Hua, is the sole shareholder of Shiny Snow. Mr. Huashan and the above-mentioned relatives (the “Shi Family”) have entered into trust agreements with three non-PRC individuals, under which the non-PRC individuals shall hold the shares of the Shi Family Companies as trustees for the benefit of the Shi Family. The natural persons with voting power and investment power on behalf of the Shi Family Companies are (i) Chong Shun, (ii) Kuo Ching Wan Amy, and (iii) Wey Meirong, respectively (collectively, the “Trustees”). As beneficiaries of the trust arrangements, Mr. Huashan and the Shi Family have only economic rights with respect to the shares held by the Shi Family Companies. Mr. Huashan and the Shi Family hereby disclaim beneficial ownership except to the extent of their pecuniary interest in the Company shares held by the Shi Family Companies.

A copy of the Exchange Agreement is referenced herein as an exhibit and incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 7, 2008.

The Reporting Persons acquired the Shares as former holders of PSI common stock pursuant to this reverse acquisition.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008

/s/ Chong Shun

Shine Gold Holdings Limited By: Chong Shun, Director

/s/ Chong Shun

Chong Shun, an individual

/s/ Wei Meirong

Smart Beat Limited By: Wei Meirong, Director

/s/ Wei Meirong

Wei Meirong, an individual

/s/ Kuo Ching Wan Amy

Shiny Snow Holdings Limited By: Kuo Ching Wan Amy, Director

/s/ Kuo Ching Wan Amy

Kuo Ching Wan Amy, an individual

/s/ Shi Huashan

Shi Huashan, an individual